EXHIBIT 99.1

Endeavour Silver Announces Filing of NI 43-101 Technical Reports for Guanacevi and Bolañitos Mines

VANCOUVER, British Columbia, Jan. 26, 2023 (GLOBE NEWSWIRE) -- Endeavour Silver Corp. (“Endeavour” or the “Company”) (TSX: EDR, NYSE: EXK) announces today it has filed technical reports (the “Technical Reports”) prepared in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects.

The Technical Reports are entitled “NI 43-101 Technical Report: Updated Mineral Resource and Reserve Estimates for the Guanaceví Project, Durango State, Mexico” (the “2022 Guanacevi Report”) with an effective date of November 5, 2022, and “NI 43-101 Technical Report: Updated Mineral Resource and Reserve Estimates for the Bolañitos Project, Guanajuato State, Mexico” (the “2022 Bolañitos Report”) with an effective date of November 9, 2022 and are co-authored by the Company and by Hard Rock Consulting, LLC (“Hard Rock”), a full-service geologic and mine engineering firm.

Below is a summary of material information from the 2022 Guanacevi Report

Mineral Resource Estimate:

Classification	Tonnes	Grade			Contained Metal
	Mass (kt)	Silver (g/t)	Gold (g/t)	AgEq (g/t)	Silver (koz)	Gold (koz)	AgEq (koz)
Measured	138.8	569	1.4	670	2,538	6.1	2,992
Indicated	575.6	443	1.1	528	8,197	21.0	9,770
Measured and Indicated	714.4	467	1.2	556	10,735	27.0	12,762
Inferred	838.7	416	0.9	487	11,225	25.0	13,132

Notes:

  The effective date of the Mineral Resource estimate is May 31, 2022. The QP for the estimate, Mr. Richard A. Schwering, SME-RM of Hard Rock, is independent of Endeavour Silver.
  Inferred Mineral Resources are that part of a Mineral Resource for which the grade or quality are estimated on the basis of limited geological evidence and sampling. Inferred Mineral Resources do not have demonstrated economic viability and may not be converted to a Mineral Reserve. It is reasonably expected, though not guaranteed, that the majority of Inferred Mineral Resources could be upgraded to Indicated mineral resources with continued exploration.
  Measured, Indicated and Inferred resource silver equivalent cut-off grades were 252 g/t for veins inside the El Curso and Porvenir Frisco Concession, 212 g/t for the Santa Cruz Sur Vein System, and 219 g/t for the remaining Mineral Resources including those veins estimated using VLP methods at Guanaceví.
  Metallurgical recoveries were 86.4% for silver and 90.1% for gold.
  Silver equivalents are based on a 79.6:1 silver to gold price ratio.
  Price assumptions are $US21.80 per troy ounce for silver and $US1,735.00 per troy ounce for gold for the Mineral Resource cut-off calculations. These prices are based on the 36-month moving average as of the effective date.
  Mineral Resources are reported exclusive of Mineral Reserves.
  Rounding may result in apparent differences when summing tonnes, grade and contained metal content. Tonnage and grade measurements are in metric units. Grades are reported in grams per tonne (g/t). Contained metal is reported as troy ounces (t. oz).

Mineral Reserve Estimate:

Classification	Tonnes	Grade			Contained Metal
	Mass (kt)	Silver (g/t)	Gold (g/t)	AgEq (g/t)	Silver (koz)	Gold (koz)	AgEq (koz)
Proven	162.7	543	1.31	648	2,841	6.9	3,390
Probable	1,096.7	466	1.11	555	16,445	39	19,579
Proven and Probable	1,259.4	476	1.14	567	19,287	46.0	22,969

Notes:

  Cutoff Grades: 219 g/t AgEq for Milache; 212 g/t AgEq for Santa Cruz Sur and 252 g/t AgEq for El Curso and El Porvenir including the royalties payable.

  Minimum Mining Width: 0.8m.

  External Dilution Long Hole: 35% (Milache 40%)

  Silver Equivalent: 79.6:1 silver to gold

  Gold Price: US $1,735/oz.

  Silver Price: US $21.80/oz.

  Gold Recovery: 91.0%

  Silver Recovery: 86.4%

  Mineral resources are estimated exclusive of and in addition to mineral reserves.

  Figures in table are rounded to reflect estimate precision; small differences generated by rounding are not material to estimates.

Below is a summary of material information from the 2022 Bolañitos Report

Mineral Resource Estimate:

Classification	Tonnes	Grade			Contained Metal
	Mass (kt)	Silver (g/t)	Gold (g/t)	AgEq (g/t)	Silver (koz)	Gold (koz)	AgEq (koz)
Measured	42.0	97	3.0	322	131	4.0	435
Indicated	411.5	111	2.3	279	1,470	30.0	3,697
Measured and Indicated	453.5	110	2.3	283	1,601	34.0	4,132
Inferred	1,656.6	141	2.5	331	7,494	132.2	17,608

Notes:

  The effective date of the Mineral Resource estimate is May 31, 2022. The QP for the estimate, Mr. Richard A. Schwering, SME-RM of Hard Rock, is independent of Endeavour.
  Inferred Mineral Resources are that part of a Mineral Resource for which the grade or quality are estimated on the basis of limited geological evidence and sampling. Inferred Mineral Resources do not have demonstrated economic viability and may not be converted to a Mineral Reserve. It is reasonably expected, though not guaranteed, that the majority of Inferred Mineral Resources could be upgraded to Indicated Mineral Resources with continued exploration.
  Measured, Indicated, and Inferred resource silver equivalent cut-off grades were 149 g/t for veins located in the La Luz and San Miguel production areas and veins estimated using VLP methods at Bolañitos, 157 g/t for the Belen vein system, and 151 g/t for veins located in the Lucero production area.
  Metallurgical recoveries were 85.7% for silver and 90.1% for gold.
  Silver equivalents are based on a 79.6:1 silver to gold price ratio.
  Price assumptions are $US21.80 per troy ounce for silver and $US1,735.00 per troy ounce for gold for resource cut-off calculations. These prices are based on the 36-month moving average as of the effective date.
  Mineral Resources are reported exclusive of Mineral Reserves.
  Rounding may result in apparent differences when summing tonnes, grade and contained metal content. Tonnage and grade measurements are in metric units. Grades are reported in grams per tonne (g/t). Contained metal is reported as troy ounces (t. oz).

Mineral Reserve Estimate:

Classification	Tonnes	Grade			Contained Metal
	Mass (kt)	Silver (g/t)	Gold (g/t)	AgEq (g/t)	Silver (koz)	Gold (koz)	AgEq (koz)
Proven	158	57	2.63	266	290	13.4	1,357
Probable	376	73	2.41	265	878	29.2	3,199
Proven + Probable	534	101	2.8	326	1,168	42.6	4,556

Notes:

  Cut-Off Grades: 149 g/t silver equivalent for San Miguel, 149 g/t silver equivalent for La Luz, 151 g/t silver equivalent for Lucero and 157 g/t silver equivalent for Belen
  Minimum Mining Width: 0.8 m.
  Cut and Fill Stope Size: 7m W x 4m H
  Long Hole Stope Size: 7m W x 20m H
  External Dilution Cut and Fill: 24%
  External Dilution Long Hole: 40%
  Gold Price: US $1,735 /oz
  Silver Price: US $21.80 /oz
  Gold Recovery: 90.1%
  Silver Recovery: 85.7%
  Dilution factors averaged 37.14%. Dilution factors are calculated based on internal stope dilution calculations and external dilution factors of 24% for cut and fill and 40% for long hole.
  Silver equivalents are based on a 79.6:1 silver:gold ratio.
  Figures in table are rounded to reflect estimate precision; small differences generated by rounding are not material to estimates.

Reconciliation to Previously Disclosed Mineral Resource and Mineral Reserve Estimates

The following table compares the current mineral resource and mineral reserve estimates to those previously disclosed by the Company (see news release dated February 3, 2021). The changes in mineral resource and mineral reserve estimates resulted from a combination of depletion through mining and production, increases in gold price to $1735/oz (2022) from $1465/oz (2020) and silver price to $21.80/oz (2022) from $16.51/oz (2020) which affected cut-off grades, re-classification of vertical longitudinal projection Mineral Resources from Indicated and Inferred to Inferred only, and mineral resource and mineral reserve expansion through drilling and mine development.

Silver-Gold Proven and Probable Reserves
	Tonnes (000s)	Ag (g/t)	Au (g/t)	Ag Eq (g/t)	Ag (koz)	Au (koz)	Ag Eq (koz)

Proven
Guanaceví (Dec 2020)	141	319	0.82	385	1,445	3.7	1,742
Guanaceví (May 2022)	163	543	1.31	648	2,841	6.9	3,390
Difference (%)	16%	70%	60%	68%	97%	86%	95%
Bolañitos (Dec 2020)	76	34	2.62	243	83	6.4	596
Bolañitos (May 2022)	158	57	2.63	266	290	13.4	1,357
Difference (%)	107%	68%	1%	9%	249%	109%	128%
Probable
Guanaceví (Dec 2020)	948	346	0.95	422	10,554	28.8	12,859
Guanaceví (May 2022)	1,097	466	1.11	555	16,445	39.0	19,579
Difference (%)	16%	35%	17%	32%	56%	35%	52%
Bolañitos (Dec 2020)	237	53	2.51	254	405	19.1	1,930
Bolañitos (May 2022)	376	73	2.41	265	878	29.2	3,199
Difference (%)	59%	37%	-4%	4%	117%	53%	66%

Silver-Gold Measured and Indicated Resources
	Tonnes (000s)	Ag (g/t)	Au (g/t)	Ag Eq (g/t)	Ag (koz)	Au (koz)	Ag Eq (koz)

Measured
Guanaceví (Dec 2020)	95	405	0.88	475	1,240	2.7	1,456
Guanaceví (May 2022)	139	569	1	670	2,538	6	2,992
Difference (%)	46%	41%	59%	41%	105%	127%	106%
Bolañitos (Dec 2020)	35	76	2.37	265	85	2.6	296
Bolañitos (May 2022)	42	97	3	322	131	4	435
Difference (%)	21%	28%	27%	21%	55%	51%	47%
Indicated
Guanaceví (Dec 2020)	566	363	0.82	428	6,603	14.9	7,797
Guanaceví (May 2022)	576	443	1	528	8,197	21	9,770
Difference (%)	2%	22%	34%	23%	24%	41%	25%
Bolañitos (Dec 2020)	193	105	2.67	319	654	16.5	1,976
Bolañitos (May 2022)	412	111	2	279	1,470	30	3,697
Difference (%)	113%	5%	-14%	-12%	125%	82%	87%

Silver-Gold Inferred Resources
	Tonnes (000s)	Ag (g/t)	Au (g/t)	Ag Eq (g/t)	Ag (koz)	Au (koz)	Ag Eq (koz)

Inferred
Guanaceví (Dec 2020)	866	495	1.18	589	13,765	32.7	16,384
Guanaceví (May 2022)	839	416	1	487	11,225	25	13,132
Difference (%)	-3%	-16%	-23%	-17%	-18%	-24%	-20%
Bolañitos (Dec 2020)	311	80	2.82	305	798	28.2	3,054
Bolañitos (May 2022)	1,657	141	3	331	7,494	132	17,608
Difference (%)	433%	77%	-11%	8%	839%	369%	477%

National Instrument 43-101 Disclosure

The 2022 Guanacevi Report and the 2022 Bolañitos Report were co-authored by Dale Mah, P.Geo., Vice President, Corporate Development of Endeavour, Don Gray, SME-RM, Chief Operations Officer of Endeavour and Richard A. Schwering, SME-RM of Hard Rock Consulting LLC. Mr. Schwering is independent of Endeavour. These authors are Qualified Persons as defined by NI 43-101 and are responsible for all sections of the Technical Reports. These Qualified Persons have prepared the scientific and technical information in the Guanacevi and Bolañitos reports and have reviewed and approved the technical information contained in this news release.

The Technical Reports are available for download under the Company's profile on SEDAR at www.sedar.com and on the Company's website at www.edrsilver.com, and will be filed on EDGAR as soon as practicable at www.sec.gov. There are no differences in the Technical Reports from the information disclosed in this News Release.

About Endeavour Silver
Endeavour is a mid-tier precious metals mining company that operates two high-grade, underground silver-gold mines in Mexico. Endeavour is currently advancing the Terronera mine project towards a development decision, pending financing and final permits and exploring its portfolio of exploration and development projects in Mexico, Chile and the United States to facilitate its goal to become a premier senior silver producer.  The Company’s philosophy of corporate social integrity creates value for all stakeholders.

SOURCE Endeavour Silver Corp.

Contact Information
Galina Meleger, Vice President of Investor Relations
Tel: (604) 685-9775
Email: gmeleger@edrsilver.com
Website: www.edrsilver.com

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Cautionary Note Regarding Forward-Looking Statements

This news release contains “forward-looking statements” within the meaning of the United States private securities litigation reform act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Such forward-looking statements and information herein include but are not limited to estimates of mineral resources and mineral reserves contained in the Technical Reports, statements regarding Endeavour’s anticipated performance in 2022 and the timing and results of various operations and activities. The Company does not intend to and does not assume any obligation to update such forward-looking statements or information, other than as required by applicable law.

Forward-looking statements or information involve known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, production levels, performance or achievements of Endeavour and its operations to be materially different from those expressed or implied by such statements. Such factors include but are not limited to the ultimate impact of the COVID 19 pandemic on operations and results, changes in production and costs guidance, national and local governments, legislation, taxation, controls, regulations and political or economic developments in Canada and Mexico; financial risks due to precious metals prices, operating or technical difficulties in mineral exploration, development and mining activities; risks and hazards of mineral exploration, development and mining; the speculative nature of mineral exploration and development, risks in obtaining necessary licenses and permits, and challenges to the Company’s title to properties; as well as those factors described in the section “risk factors” contained in the Company’s most recent form 40F/Annual Information Form filed with the S.E.C. and Canadian securities regulatory authorities available at www.sedar.com.

Forward-looking statements are based on assumptions management believes to be reasonable, including but not limited to: the continued operation of the Company’s mining operations, no material adverse change in the market price of commodities, mining operations will operate and the mining products will be completed in accordance with management’s expectations and achieve their stated production outcomes, and such other assumptions and factors as set out herein. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements or information, there may be other factors that cause results to be materially different from those anticipated, described, estimated, assessed or intended. There can be no assurance that any forward-looking statements or information will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements or information. Accordingly, readers should not place undue reliance on forward-looking statements or information.